FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                Name and Address of Company

Minera Andes Inc.

181 Bay Street, Suite 4750

Bay Wellington Tower

Toronto, Ontario

M5J 2T3   Canada

Item 2:                                Date of Material Change

The material change giving rise to the filing of this report occurred on December 9, 2011.

Item 3:                         News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on December 9, 2011.

Item 4:                                Summary of Material Change

On December 9, 2011, Minera Andes Inc. (“Minera Andes” or the “Company”) announced the grant of an interim order by the Court of Queen’s Bench (Alberta), authorizing, among other things, the holding of a special meeting of Minera Andes shareholders.  At this meeting, the Minera Andes shareholders will be asked to consider a special resolution approving a proposed plan of arrangement, pursuant to which US Gold Corporation (“US Gold”) will acquire Minera Andes.

Item 5:                                Full Description of Material Change

On December 9, 2011, Minera Andes announced the grant of an interim order by the Court of Queen’s Bench (Alberta), authorizing, among other things, the holding of a special meeting of Minera Andes shareholders. At this meeting, the Minera Andes shareholders will be asked to consider a special resolution approving a proposed plan of arrangement, pursuant to which US Gold will acquire Minera Andes.

The Minera Andes shareholder meeting will be held in the Austin Gallery at 1 King West Hotel in downtown Toronto, Ontario, Canada at 4:45 pm EST, on January 19, 2012.  The record date for determining shareholders eligible to vote at this meeting is December 12, 2011.

Shareholders of record of Minera Andes will receive proxy materials and voting information, which is expected to be mailed to beneficial shareholders on or about December 19, 2011, at which time it will also be available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The US Gold and Minera Andes boards of directors, based on recommendations from their respective special committees, have unanimously recommended that shareholders vote in favour of the transaction.

Item 5.2:                        Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:                                Executive Officer

The name of the executive officer of the Company who is knowledgeable about the material change and this report, and who can be contacted is Nils Engelstad, Vice President – Corporate Affairs of the Company.  He can be reached at 647-258-0395.

Item 9:                                Date of Report

December 16, 2011.